# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FACT II Acquisition Corp., CIK 0002028935
CUSIP: G32901103
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 14 Wall Street, 20th Floor, New York, New York (NY), 10005
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001578621

## Reporting persons
- LMR Partners LLP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (5.6% of the class)
- LMR PARTNERS Ltd: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (5.6% of the class)
- LMR Partners LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (5.6% of the class)
- LMR Partners AG: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (5.6% of the class)
- LMR PARTNERS (DIFC) Ltd: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (5.6% of the class)
- LMR Partners (Ireland) Limited: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Ireland (L2); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (5.6% of the class)
- Ben Levine: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (5.6% of the class)
- Stefan Renold: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (5.6% of the class)

## Item 1. Issuer
Name of issuer: FACT II Acquisition Corp.
Address of issuer's principal executive offices: 14 Wall Street, 20th Floor, New York, New York, 10005

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) LMR Partners LLP, LMR Partners Limited, LMR Partners LLC, LMR Partners AG, LMR Partners (DIFC) Limited and LMR Partners (Ireland) Limited (collectively, the "LMR Investment Managers"), which serve as the investment managers to certain funds with respect to the shares of Class A Ordinary Shares, par value $0.0001 per share ("Class A Ordinary Shares"), held by certain funds; and

(ii) Ben Levine and Stefan Renold, who are ultimately in control of the investment and voting decisions of the LMR Investment Managers with respect to the securities held by certain funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o LMR Partners LLP, 9th Floor, Devonshire House, 1 Mayfair Place, London, W1J 8AJ, United Kingdom.
Citizenship: LMR Partners LLP is a United Kingdom limited liability partnership. LMR Partners Limited is a Hong Kong corporation. LMR Partners LLC is a Delaware limited liability company. LMR Partners AG is a Swiss corporation. LMR Partners (DIFC) Limited is a United Arab Emirates corporation. LMR Partners (Ireland) Limited is a limited company incorporated in Ireland. Ben Levine is a citizen of the United Kingdom. Stefan Renold is a citizen of Switzerland.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI), investment adviser (IA), parent holding company or control person (HC)
Type of institution (non-U.S. institution) or other detail: Investment Adviser

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

As of December 31, 2024:

The Class A Ordinary Shares beneficially owned by the Reporting Persons are directly held by LMR Multi-Strategy Master Fund Limited ("LMR Master Fund") and LMR CCSA Master Fund Ltd ("LMR CCSA Master Fund"). Each of LMR Master Fund and LMR CCSA Master Fund acquired 500,000 units of the Issuer's securities ("Units") in the Issuer's initial public offering, with each Unit consisting of one Class A Ordinary Share and 1/2 of a warrant to purchase one Class A Ordinary Share. By virtue of holding the Units, each of LMR Master Fund and LMR CCSA Master Fund directly holds 500,000 Class A Ordinary Shares (the "LMR Shares").

In addition to the LMR Shares, by virtue of holding the Units, each of LMR Master Fund and LMR CCSA Master Fund also directly holds warrants to purchase 250,000 Class A Ordinary Shares ("Warrants"). The Warrants have an exercise price of $11.50 per Class A Ordinary Share and are exercisable 30 days after the completion of the Issuer's initial business combination or 12 months from the closing of the Issuer's initial public offering, and will expire five years after the completion of the Issuer's initial business combination or earlier upon redemption or the Issuer's liquidation.
Percent of class:
As of December 31, 2024:

The Class A Ordinary Shares held by each of LMR Master Fund and LMR CCSA Master Fund represent approximately 2.8% and the LMR Shares in the aggregate represent approximately 5.6% of the outstanding Class A Ordinary Shares, based on 18,000,625 Class A Ordinary Share of the Issuer outstanding following the consummation of the Issuer's initial public offering on November 27, 2024, including 500,625 Class A Ordinary Shares issued in the private placement that closed simultaneously with the Issuer's initial public offering, as reported in the Issuer's Form 8-K filed with the Securities and Exchange Commission on November 27, 2024.
Sole power to vote or to direct the vote: As of December 31, 2024, each of the Reporting Persons had sole power to vote or direct the vote of 0 Class A Ordinary Shares.
Shared power to vote or to direct the vote: As of December 31, 2024, each of the Reporting Persons had shared power to vote or direct the vote of 1,000,000 Class A Ordinary Shares.
Sole power to dispose or to direct the disposition: As of December 31, 2024, each of the Reporting Persons had sole power to dispose or to direct the disposition of 0 Class A Ordinary Shares.
Shared power to dispose or to direct the disposition: As of December 31, 2024, each of the Reporting Persons had shared power to dispose or to direct the disposition of 1,000,000 Class A Ordinary Shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities beneficially owned by the Reporting Persons are directly held by LMR Master Fund and LMR CCSA Master Fund, for which the LMR Investment Managers serve as the investment managers.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to LMR Partners LLP, LMR Partners Limited, LMR Partners AG, LMR Partners (DIFC) Limited and LMR Partners (Ireland) Limited is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- LMR Partners LLP: /s/ Shane Cullinane, Shane Cullinane / Chief Operating Officer (02/14/2025)
- LMR PARTNERS Ltd: /s/ Shane Cullinane, Shane Cullinane / Chief Operating Officer (02/14/2025)
- LMR Partners LLC: /s/ Allyson Hanlon, Allyson Hanlon / US Legal Counsel (02/14/2025)
- LMR Partners AG: /s/ Shane Cullinane, Shane Cullinane / Chief Operating Officer (02/14/2025)
- LMR PARTNERS (DIFC) Ltd: /s/ Shane Cullinane, Shane Cullinane / Chief Operating Officer (02/14/2025)
- LMR Partners (Ireland) Limited: /s/ Shane Cullinane, Shane Cullinane / Chief Operating Officer (02/14/2025)
- Ben Levine: /s/ Ben Levine, Ben Levine / Self (02/14/2025)
- Stefan Renold: /s/ Stefan Renold, Stefan Renold / Self (02/14/2025)